UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*


Bel Fuse Inc.
(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

077347201

(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ X ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)







1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Black River Global Equity Arbitrage Fund Ltd.
I.R.S. Identification No: 98-0413797



2.
Check the Appropriate Box if a Member of a Group (See Instructions)




(a)
....................................




(b)
.....................................



3.
SEC Use Only ....................................



4.
Citizenship or Place of Organization

Cayman Islands

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With



5.
Sole Voting Power:  112,593



6.
Shared Voting Power:  0



7.
Sole Dispositive Power:  112,593



8.
Shared Dispositive Power:  0



9.
Aggregate Amount Beneficially Owned by Each Reporting Person:  112,593




10.
Check if the Aggregate Amount in Row
(11) Excludes Certain
Shares (See Instructions): [ ]



11.
Percent of Class Represented by Amount in Row (9):   4.2%



12.
Type of Reporting Person (See Instructions): CO







Item 1.



(a)
Name of Issuer:   Bel Fuse Inc.


(b)
Address of Issuer's Principal Executive Offices:
206 Van Vorst Street
Jersey City, NJ  07302
Item 2.


(a)
Name of Person Filing:  Black River Global Equity Arbitrage Fund Ltd.


(b)

Address of Principal Business Office or, if none, Residence:
P.O. Box 309GT, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands


(c)

Citizenship: Cayman Islands



(d)
Title of Class of Securities: Class A Common Stock


(e)
CUSIP Number: 077347201

Item 3.
If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(a)
[ ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).


(b)
[ ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


(c)
[ ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


(d)
[ ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C
80a-8).


(e)
[ ]
An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);


(f)
[ ]
An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);


(g)
[ ]
A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);


(h)
[ ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


(i)
[ ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


(j)
[ ]
Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


Item 4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a)
Amount beneficially owned:  112,593


(b)
Percent of class:  4.2%


(c)
Number of shares as to which the person has:




(i)
Sole power to vote or to direct the vote: 112,593




(ii)
Shared power to vote or to direct the vote: 0.




(iii)
Sole power to dispose or to direct the disposition of: 112,593




(iv)
Shared power to dispose or to direct the disposition of: 0.



Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]


Item 6.
Ownership of More than Five Percent
on Behalf of Another Person.
                         Not Applicable

Item 7.
Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent Holding Company or Control
 Person
                        Not Applicable

Item 8.
Identification and Classification of Members of the Group
                        Not Applicable

Item 9.
Notice of Dissolution of Group
                        Not Applicable



Item 10.
Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2006

Black River Global Equity Arbitrage Fund Ltd.
    By: Black River Asset Management LLC, its investment adviser

/s/ Robert Goedken
_____________________________
Signature

Name:  Robert Goedken
Title:   Chief Legal Officer















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SCHEDULE 13G
CUSIP NO.  077347201